UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Euronav NV
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

B38564108
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☑            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	B38564108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,897,357
	6	SHARED VOTING POWER
13,437,643
	7	SOLE DISPOSITIVE POWER
1,897,357
	8	SHARED DISPOSITIVE POWER
13,437,643
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,335,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	B38564108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,912,643
	6	SHARED VOTING POWER
1,525,000
	7	SOLE DISPOSITIVE POWER
11,912,643
	8	SHARED DISPOSITIVE POWER
1,525,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,437,643
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	B38564108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,525,000
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,525,000
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,525,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.
	(a)	Name of Issuer: Euronav NV

	(b)	Address of Issuer’s Principal Executive Offices:

De Gerlachekaai 20 2000 Antwerpen, Belgium

Item 2.
	(a)	Name of Persons Filing: Marc Saverys Saverco NV Compagnie Maritime Belge NV (“CMB NV”)

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is: De Gerlachekaai 20 2000 Antwerpen, Belgium

	(c)	Citizenship

Marc Saverys is a citizen of Belgium. Saverco NV is a limited liability company incorporated in Belgium. CMB NV is a limited liability company incorporated in Belgium.

	(d)	Title of Class of Securities: Ordinary shares, no par value (the “Shares”)

	(e)	CUSIP Number: B38564108; ISIN: BE0003816338.

Item 3.		If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.		Ownership.

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.  Percentages are based on 220,024,713 Shares outstanding, as reported by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2019

MARC SAVERYS

	By:	/s/ Marc Saverys

SAVERCO NV

	By:	/s/ Ludovic Saverys
		Name:	Ludovic Saverys
		Title:	Director

CMB NV
	By:	/s/ Ludwig Criel
		Name:	Ludwig Criel
		Title:	Director